Exhibit 99.1

Property Sale and Purchase Contract

Party A (Buyer): Beijing MoXianSheng Technology Co., Ltd.

Address: -D5043, No.18, Jianshe Road, Kaixuan Street, Liangxiang, Fangshan District, Beijing

Legal representative: Liu Yuanyuan

Tel.: 13901169543

Party B (Seller): Beijing Xunhuo E-commerce Co., Ltd.

Address: No.503, F4, Building 8, No.30 Shixing Street, Shijingshan District, Beijing

Legal representative: Gong Sheng

Tel.: 18510092665

WHEREAS:

Party A intends to purchase the property under Party B’s ownership, and both parties mutually agree that upon the property sale and purchase transaction, Party A will lease the property herein back to Party B after sale. In accordance with the Civil Code of the People’s Republic of China and relevant laws and regulations, Party A and Party B have reached the contract terms as follows through friendly negotiation.

I. Basic information of the property herein

1. About the property herein: The property sold by Party B is located in Building 8, Courtyard 30, Shixing Street, Shijingshan District, Beijing, with a floor area of 758. 83 square meters.

2. Property ownership: The property certificate herein is numbered 0001876. Party B warrants that it has legal and complete ownership for the property herein, with clear title free from any mortgage, seizure or other limitation of rights.

II. Transaction price and payment mode

1. Transaction price: The consideration of the property herein purchased by Party A from Party B is RMB 7,102,827.56 (in words: SEVEN MILLION ONE HUNDRED AND TWO THOUSAND EIGHT HUNDRED AND TWENTY-SEVEN YUAN AND FIFTY-SIX CENTS ONLY), of which, the amount 5,600,000 (in words: FIVE MILLION AND SIX HUNDRED THOUSAND YUAN ONLY) is paid in cash, and the remaining amount 1,502,827.56 (in words: ONE MILLION FIVE HUNDRED AND TWO THOUSAND EIGHT HUNDRED AND TWENTY-SEVEN YUAN AND FIFTY-SIX CENTS ONLY) will be be deducted from the rental income for three years after Party A leases the property herein back to Party B after sale.

2. About the rent deduction: During the sale-leaseback period, Party B pays rent to Party A at the price of RMB 2.9/square meter/day, and the floor area is 479.83 square meters, so the annual rent is RMB 500,942.52 only (in words: FIVE HUNDRED THOUSAND NINE HUNDRED AND FORTY-TWO YUAN AND FIFTY-TWO CENTS), and the total rent for three years is RMB 1,502,827.56 (in words: ONE MILLION FIVE HUNDRED AND TWO THOUSAND EIGHT HUNDRED AND TWENTY-SEVEN YUAN AND FIFTY-SIX CENTS ONLY). Such rental income may be directly deducted for the purchase price that Party A shall pay, and thus, Party B may not pay rent to Party A.

3. Cash payment mode:

First payment: Within seven working days after the signing of the Contract, Party A shall pay Party B RMB 1,500,000 only (in words: ONE MILLION AND FIVE HUNDRED THOUSAND YUAN ONLY).

Second payment: Before the property transfer formalities are handled, Party A shall pay Party B RMB 3,000,000 only (in words: THREE MILLION YUAN ONLY).

Third payment: Within seven working days after both parties complete the property right transfer formalities, Party A shall pay Party B the remaining RMB 1,100,000 only (in words: ONE MILLION AND ONE HUNDRED THOUSAND ONLY).

Party A shall pay the above money to the bank account designated by Party B, which is as follows:

Account name	Beijing Xunhuo E-commerce Co., Ltd.
Account No.	China Merchants Bank Co., Ltd. Beijing North Third Ring Road Branch
Bank of deposit	110949381610801

III. Sale-leaseback arrangement

1. Leaseback period: The leaseback period is 3 years from the date when the property right herein is changed and registered in Party A’s ownership.

2. Lease purpose: Party B undertakes to use the property herein in status quo for the existing purpose, and shall not change the structure or purpose of the property without authorization; otherwise, it shall bear the corresponding liability for breach of the Contract.

3. Care and maintenance during the lease period: Party B is responsible for the daily care and maintenance of the property herein during the lease period, to ensure that such property is in good use condition. In case of any damage in the property due to improper use by Party B, Party B shall be responsible for repairing or compensation.

IV. Property delivery and property right change

1. Property delivery: Party B shall deliver the property herein to Party A in status quo within seven working days after receiving the third payment from Party A.

2. Property right change and registration: Within seven working days after Party A pays the second payment, Party B shall actively cooperate with Party A to handle the change and registration formalities of property right herein and transfer the property right to Party A. Both parties shall, pursuant to relevant laws and regulations, jointly submit an application for property right change and registration to the real estate registration agency where the property is located, and provide all required documents and information. Any taxes and fees incurred during the change and registration of property rights shall be assumed by Party A.

V. Both parties’ rights and obligations

(I) Party A’s rights and obligations

1. Party A is entitled to purchase the property from Party B and obtain the ownership of the property herein according to conditions and time limit agreed thereof.

2. Party A shall pay the purchase price to Party B at the amount and time agreed herein.

3. Before the change and registration of property right, Party A is entitled to investigate and know the property status and right if necessary.

4. During the sale-leaseback period, Party A is entitled to supervise Party B’s use of the property and ensure that Party B uses the property for the agreed purpose and method.

(II) Party B’s rights and obligations

1. Party B has the right to sell the property to Party A and collect the purchase price according to the conditions and time limit agreed herein.

2. Party B shall ensure that the property sold herein meets the conditions agreed, with clear property rights and no disputes or restrictions on rights.

3. Party B shall deliver the property herein to Party A at the time and method agreed, and cooperate with Party A to handle the change and registration formalities of property right.

4. During the sale-leaseback period, Party B is entitled to use the property herein at the agreed rental price, but shall use the property reasonably, and not change the structure or purpose of the property without authorization, and be liable for the care and maintenance during the lease period.

VI. Liability for breach

1. Where Party A fails to pay the purchase price at the time agreed herein, it shall pay liquidated damages to Party B at 0.05% of the unpaid amount for each overdue day. Should the delay exceeds 15 days, Party B has the right to terminate the Contract and require Party A to pay liquidated damages at 20% of the total contract price, and Party A shall bear Party B’s all losses arising therefrom.

2. During the leaseback period, in case Party A needs to take back the property in advance for its own reasons, or the property is subject to any compulsory measures such as attachment, seizure or freezing by a people’s court or other administrative enforcement departments, thereby causing that Party B cannot continue normal use of the property, Party A shall pay Party B the remaining purchase price (the remaining purchase price = RMB 1,502,827.56 - the number of days Party B has leased back the property * 2.9 * 479.83), and pay Party B liquidated damages at 20% of the purchase consideration. In addition, Party A shall also compensate Party B for all losses caused thereto, including but not limited to relocation expenses, legal fees, attorney fees, etc. incurred by Party B due to early move-out.

3. In case of any property right disputes or other right restrictions on the property sold by Party B, causing that Party A is unable to obtain the ownership of the property herein or suffers any losses, Party B shall pay liquidated damages to Party A at 20% of the total contract price and compensate Party A for all losses suffered therefrom.

VII. Dispute resolution

In the event of any disputes during the performance of the Contract, both parties shall first settle it through friendly negotiation. If such negotiation fails, either party has the right to initiate a litigation in the people’s court with jurisdiction over the place where the property is located. During the litigation process, except for any matters in dispute, others herein shall continue to be performed.

VIII. Miscellaneous

1. The Contract shall take effect from the date of singing and seal by both parties’ legal representatives or authorized representatives.

2. The Contract is made in duplicate, with each party holding one copy, which has the same legal effect.

3. Any matters not covered herein may be subject to a supplementary agreement entered into by and between both parties separately, which has the same legal effect as the Contract.

Party A (seal): Beijing MoXianSheng Technology Co., Ltd.

Legal representative or authorized representative (signature):

Signed on: July 18, 2025

Special Seal for Contract of Beijing MoXianSheng Technology Co., Ltd.

Party B (seal): Beijing Xunhuo E-commerce Co., Ltd.

Legal representative or authorized representative (signature):

Signed on: July 18, 2025

Special Seal for Contract of Beijing Xunhuo E-commerce Co., Ltd.